

SECURIT... ON

10035193

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | February 28, 2010 |
| Estimated average burden hours per response | 12.00 |

| SEC FILE NUMBER |
|---|
| 8- 67704 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cedar Point Capital, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 2 5 2010 BRANCH OF REGISTRATIONS AND EXAMINATIONS 03

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5354 Parkdale Drive, Suite 100
(No. and Street)

St. Louis Park (City) MN (State) 55416 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Johnson 952-259-6241
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

5601 Green Valley Dr., Suite 700 (Address) Minneapolis (City) MN (State) 55437 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, David Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cedar Point Capital, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

___

___

___

Signature

CEO

Title

Notary Public


ROCHELLE L. HILSON
Notary Public-Minnesota
My Commission Expires Jan 31, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Cedar Point Capital, LLC

## Statements of Financial Condition

December 31, 2009 and 2008

| | 12/31/09 | | 12/31/08 | |
|---|---|---|---|---|
| **Assets** | | | | |
| Cash | $ | 33,877 | $ | 25,243 |
| Prepaid expenses | | 13,455 | | 12,078 |
| Furniture & equipment (net of depreciation of $11,718 and $6,186) | | 17,530 | | 20,703 |
| Other assets | | - | | 4,012 |
| **Total assets** | $ | 64,862 | $ | 62,036 |
| | | | | |
| **Liabilities** | | | | |
| Accrued expenses | $ | 11,676 | $ | 10,500 |
| **Total liabilities** | $ | 11,676 | $ | 10,500 |
| | | | | |
| **Members equity** | | | | |
| Capital | $ | 342,500 | $ | 282,500 |
| Accumulated deficit | | (289,314) | | (230,964) |
| **Total members equity** | | 53,186 | | 51,536 |
| **Total liabilities & members equity** | $ | 64,862 | $ | 62,036 |

*See accompanying notes.*